APPROVED AND EFFECTIVE JUNE 22, 2023
Amended and Restated Policy on Recoupment of Performance-Based
Compensation in the Event of an Accounting Restatement
DEFINED TERMS
As used in this policy:

“Affected Employee” means any Executive Officers.
“Board” means the Board of Directors of THOR Industries, Inc.
“Company” means THOR Industries, Inc.
“Executive Officer” means any executive officer of THOR Industries, Inc. as defined by Section 16 of the Securities and Exchange Act of 1934, as amended, who has received Performance-Based Compensation while serving as an executive officer in any of the last 3 completed fiscal years preceding the date on which the Company is required to prepare a financial restatement on the basis of performance during those fiscal periods affected by the restatement.
“Performance-Based Compensation” means compensation, whether cash or equity, that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.
CLAWBACK POLICY
If THOR Industries, Inc. is required to prepare a financial restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, as determined with the oversight of the Board’s Audit Committee, the Board will review all Performance-Based Compensation earned by an Executive Officer in whole or part for the period affected by the restatement.

This review shall be without regard to the responsibility or involvement in the actions that led to the restatement of any Affected Employee. If the Performance-Based Compensation for any of the 3 completed fiscal years immediately preceding the date on which THOR Industries, Inc. was required to prepare a financial restatement would have been lower if such compensation had been based on the restated results, the Board shall, to the full extent required and permitted by applicable law, seek recoupment from (or not pay to) any Executive Officer any portion of such Performance-Based Compensation, calculated on a pre-tax basis, that would not have been paid (or is not payable) if the Performance-Based Compensation had been granted, vested, or earned based on the restated financial information. The Board shall not be required to seek recoupment where (i) it reasonably determines that the expense paid to a third party to recover the compensation would exceed the amount to be recovered (and the Company has made a reasonable attempt to recover and documented such attempt), (ii) the recovery of the compensation would draw from deferred compensation under a tax-qualified retirement plan, or (iii) another exception to the recoupment requirement applies.

APPROVED AND EFFECTIVE JUNE 22, 2023
The Company may not and will not indemnify or insure any Executive Officer.

Any recoupment under this Policy may be in addition to any other remedies that may be available to the Company under applicable law, including disciplinary action up to and including termination of employment.

The Board may delegate one or more of the duties or powers described in this Policy to one or more Committees of the Board consisting solely of independent directors.

Adopted by the Board this 22nd day of June, 2023.

Attest:

/s/	Trevor Q. Gasper
Trevor Q. Gasper, Secretary